UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 1 June 2022, London UK - LSE announcement

Update: Proposed demerger of the Consumer Healthcare business from GSK to form Haleon

On 23 June 2021 at its Investor Update, GSK plc ("GSK" or the "Company") confirmed its intention to separate its Consumer Healthcare business from the GSK Group to form Haleon plc ("Haleon"), an independent listed company. It is proposed that the separation will be effected by way of a demerger (the "Demerger") of at least 80 per cent. of GSK's 68 per cent. holding in the Consumer Healthcare business to GSK shareholders. The Consumer Healthcare business is currently a joint venture between GSK and Pfizer Inc ("Pfizer"), with GSK holding a majority controlling interest of 68 per cent. and Pfizer holding 32 per cent.

GSK today confirms that the Circular in relation to the proposed Demerger, the consolidation of GSK shares (the "GSK Share Consolidation") and certain new arrangements with Haleon and Pfizer to give effect to the Demerger (the "Related Party Transactions"), as well as the Prospectus in relation to the proposed admission of the Haleon ordinary shares, have each been submitted to the Financial Conduct Authority ("FCA") for approval.  It is expected that the Haleon ordinary shares will be admitted to the Premium listing segment of the Official List of the FCA and admitted to trading on the Main Market of the London Stock Exchange on Monday 18 July 2022. Application will also shortly be made to list American Depositary Shares ("ADSs") representing Haleon ordinary shares on the New York Stock Exchange ("NYSE")[1].

The proposed Demerger is the most significant corporate change for GSK in the last 20 years, creating two new leading companies, each with clear targets for growth and the ability to positively impact the health and lives of billions of people.

Following the Demerger, GSK will focus purely on biopharmaceuticals, prioritising investment towards the development of innovative vaccines and specialty medicines. Its R&D approach will continue to focus on the science of the immune system, use of human genetics and advanced technologies. Over the next five-year period, GSK expects to deliver compound annual growth in sales and adjusted operating profit of more than 5 per cent. and more than 10 per cent., respectively, at constant exchange rates (with 2021 as the base year).

Haleon is a new, world-leader in consumer healthcare with a clear strategy to outperform and run a responsible business. For prospective investors, it will offer an exceptional and focused portfolio of category-leading brands with an attractive footprint and competitive capabilities; a highly attractive financial profile of above market, medium-term annual organic revenue growth of 4 to 6 per cent. combined with sustainable moderate, adjusted margin expansion on a constant currency basis, with strong cash generation and conversion.

The Demerger is conditional on, among other things, the approval by GSK shareholders of the Demerger, the GSK Share Consolidation and the Related Party Transactions at a General Meeting, the receipt of all necessary mandatory governmental/regulatory approvals and the final approval of the Demerger by the GSK Board.

The General Meeting will be held at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD on Wednesday 6 July 2022 at 2.30 p.m. (UK time). Further details will be set out in the Circular.

Following completion of the Demerger and listing of Haleon, GSK intends to carry out the GSK Share Consolidation. This is intended to provide consistency in the GSK share price pre- and post-separation (subject to interim market movements), in order to enable comparability between the Company's earnings per share and share price with previous periods. GSK intends to announce its second quarter 2022 results on 27 July 2022 in which the Consumer Healthcare business will be treated as a discontinued operation.  Alongside this, Haleon will provide a trading update ahead of publishing its full interim results during September 2022.

As part of the Demerger, GSK proposes to enter into new arrangements with Pfizer and Haleon and to amend certain existing arrangements with Pfizer.  Pfizer is a related party of GSK for the purposes of the Listing Rules by virtue of its 32 per cent. interest in the Consumer Healthcare business, which means that these new arrangements constitute related party transactions and require GSK shareholder approval at the General Meeting. GSK shareholder approval is also required in relation to the Demerger, which, due to its size, qualifies as a "Class 1" transaction for the purposes of the Listing Rules, and the GSK Share Consolidation. Further details on Haleon, the Demerger and the Related Party Transactions are set out later in this release and in the Circular.

A further announcement will be made once the Circular and the Prospectus have been approved for publication by the FCA.

Description of GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

Description of Haleon
Haleon will be a global leader in consumer healthcare with a focused strategy to deliver sustainable above-market growth and attractive returns to shareholders; a world-class portfolio of category-leading brands; an attractive geographic footprint well placed for growth; competitive capabilities including strong route-to-market capabilities across all channels; and brand building and innovation capabilities alongside digital connectivity, which offers a proposition that combines human understanding with trusted science.

Haleon's product portfolio is split among five categories: Oral Health, Pain Relief, VMS, Respiratory Health, Digestive Health and Other. Haleon's largest category by revenue is Oral Health, which accounted for 28.5 per cent. of Haleon's revenue in the year ended 31 December 2021. The Pain Relief and Digestive Health and Other categories also significantly contribute to revenue, respectively contributing 23.4 per cent. and 20.4 per cent. of revenue in the year ended 31 December 2021. VMS and Respiratory Health respectively accounted for 15.7 per cent. and 11.9 per cent. of revenue in the year ended 31 December 2021.

In the year ended 31 December 2021 the profit before tax attributable to Haleon was £1,636 million. As at 31 March 2022 the gross assets of Haleon were £45,023 million. On an unaudited pro forma basis, net debt of Haleon as at 31 March 2022 would have been £10,349 million.[2]

Haleon Designate Board

A new independent board has been appointed specifically to support the delivery and growth strategy for Haleon, under the leadership of its Chair Designate, Sir Dave Lewis.

Name	Position
Sir Dave Lewis	Non-Executive Chair**
Brian McNamara	Chief Executive Officer
Tobias Hestler	Chief Financial Officer
Manvinder Singh (Vindi) Banga	Senior Independent Non-Executive Director*
Marie-Anne Aymerich	Non-Executive Director*
Tracy Clarke	Non-Executive Director*
Dame Vivienne Cox	Non-Executive Director*
Asmita Dubey	Non-Executive Director*
Deirdre Mahlan	Non-Executive Director*
Bryan Supran	Non-Executive Director (Pfizer Nominee)*
John Young	Non-Executive Director (Pfizer Nominee)*

 *Appointment to become effective from Admission.

 **Sir Dave Lewis was appointed as a director of the company on 23 May 2022. His appointment as Non-Executive Chair takes effect on Admission.

Haleon Senior Management
In addition to the Designate Board, the current members of the senior executive team with responsibility for day-to-day management of Haleon's business are set out below.

Name	Position
Dana Bolden	Head of Corporate Affairs
Keith Choy	Head of Asia Pacific
Bart Derde	Head of Quality and Supply Chain
Amy Landucci	Head of Digital and Technology
Filippo Lanzi	Head of EMEA and LatAm
Jooyong Lee	Head of Strategy and Office of the CEO
Teri Lyng	Head of Transformation and Sustainability
Mairéad Nayager	Chief Human Resources Officer
Lisa Paley	Head of US and North America
Franck Riot	Head of R&D
Tamara Rogers	Chief Marketing Officer
Bjarne P Tellmann	General Counsel

Description of the Demerger

Structure of the Demerger

The separation will be effected via a demerger of at least 80 per cent. of GSK's interest in the Consumer Healthcare business to Haleon plc, a listing of Haleon on the Main Market of the LSE, and the establishment of a level 2 sponsored American depositary receipt programme on the NYSE.

Prior to the Demerger, GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited ("JVCo"), the current holding company of the Consumer Healthcare business, will pay dividends to GSK and Pfizer, which are expected to result in GSK receiving cash proceeds of more than £7 billion at separation (the "Pre-Demerger Dividends").  Qualifying GSK shareholders will be entitled to receive one Haleon share for each GSK share held by them and will continue to own their GSK shares unless they sell or transfer them in the ordinary course.

Following the Demerger, the total issued ordinary share capital of Haleon will be held as follows:
●      at least 54.5 per cent. will be held in aggregate by GSK shareholders;
●      up to 6 per cent. will be held by GSK;
●      32 per cent. will be held by Pfizer; and
●      certain Scottish limited partnerships (the "SLPs") set up to provide a funding mechanism pursuant to which GSK will provide additional funding for GSK's UK Pension Schemes, will in aggregate hold 7.5 per cent.

In addition to receiving cash from the Pre-Demerger Dividends, GSK intends to monetise its holding in Haleon in a disciplined manner to further strengthen the Company's balance sheet.  GSK will also have the ability to monetise the 7.5 per cent. holding of the SLPs, and to retain any proceeds in excess of approximately £1.08 billion (being the amount required to fully fund the technical provisions funding deficits of GSK UK Pension Schemes, as determined at the last triennial valuation). In keeping with Pfizer's transformation into a more focused, global leader in science-based innovative medicines and vaccines, Pfizer intends to exit its 32 per cent. ownership interest in Haleon in a disciplined manner, with the objective of maximising value for Pfizer shareholders.

Conditions to completion

The Demerger is conditional on, among other things, the approval by GSK shareholders of the Demerger, the GSK Share Consolidation and the Related Party Transactions at a General Meeting, the receipt of all necessary mandatory governmental/regulatory approvals and the final approval of the Demerger by the GSK Board.

Description of the Related Party Transactions

By virtue of Pfizer being a related party of GSK under the Listing Rules as a result of its 32 per cent. interest in the Consumer Healthcare business, the entry into certain new arrangements (or amendments to certain existing arrangements) between GSK, Haleon and Pfizer in connection with the Demerger and separation constitute related party transactions for the purposes of Chapter 11 of the Listing Rules.

In particular, while various arrangements between GSK and Pfizer in connection with the formation of the Consumer Healthcare joint venture and separation were approved by GSK shareholders at a general meeting of GSK on 8 May 2019 ("Shareholder-Approved Arrangements"), material amendments to the Shareholder-Approved Arrangements and certain new arrangements with Pfizer outside the scope of these Shareholder-Approved Arrangements (and otherwise not exempt under the Listing Rules) require Shareholder approval. These related party transactions, which are aggregated in accordance with Chapter 11 of the Listing Rules, require the approval of GSK shareholders.

Specifically, the Related Party Transactions comprise:

Pfizer SAPA Amendment Agreement

GSK, Pfizer and Haleon have agreed to certain amendments to the stock and asset purchase agreement dated 19 December 2018 and amended and restated on 31 July 2019 between Pfizer, GSK, GlaxoSmithKline Consumer Healthcare Holdings Limited and JVCo (the "Pfizer SAPA"), including amendments:
●        to reflect the proposed separation of the Haleon Group to operate as a business independent from the GSK Group and the Pfizer Group;
●        that are required as a result of overlap with certain other agreements to effect the proposed Demerger and the proposed separation of the Haleon Group;
●        to update the liability framework established by the Pfizer SAPA to reflect the proposed separation of the Haleon Group.

Tax Covenant

Pfizer, GSK and Haleon have agreed to allocate tax risk associated with the Demerger, and certain associated transactions and reorganisation steps through indemnities from: (i) GSK and Pfizer to Haleon; and (ii) from Haleon to each of GSK and Pfizer.

Orderly Marketing Agreement

GSK, Pfizer and each of the SLPs have agreed to regulate sales of interests in Haleon shares (including ADSs) by each of them, including ensuring that when one party proposes to sell Haleon shares the other parties have the opportunity to participate in any such sale. The parties have undertaken not to sell any Haleon shares without following the procedure set out in the Orderly Marketing Agreement, which requires Pfizer to give notice to GSK (where Pfizer and/or its associates are proposing to sell Haleon shares) and GSK to give notice to Pfizer (where GSK, one or more of the SLPs and/or their respective associates are proposing to sell Haleon Shares) of any such proposed new sale of Haleon shares. The extent to which each party is entitled to participate in any proposed sale of Haleon shares notified to it, should it choose to do so, is determined in accordance with an allocation mechanism included in the agreement.

Lock-up Deed

Pfizer, GSK and each of the SLPs have agreed to a lock-up, being the prohibition of offers, sales, loans, pledges or  other disposals of Haleon shares and ADSs in respect of Haleon shares by GSK, Pfizer or the SLPs during the period commencing on completion of the exchange transactions to establish the interests of each of GSK, Pfizer and the SLPs in Haleon and ending on the day after the earlier of: (i) 10 November 2022; and (ii) the release by Haleon of a quarterly trading update in respect of a quarterly period ending after 30 June 2022.

Pfizer Exchange Agreement

To establish its interest in Haleon, Pfizer has agreed to exchange its ownership interest in PF Consumer Healthcare Holdings LLC (the Pfizer Group subsidiary that holds direct ownership interests in JVCo) for: (i) Haleon shares constituting in aggregate 32 per cent. of Haleon's ordinary share capital at Admission; and (ii) non-voting preference shares in Haleon.

NEBA Amendment Agreement

Pfizer and GSK have agreed to amend the terms of the original net economic benefit letter agreement between Pfizer, GSK and JVCo dated 31 July 2019. These amendments include changes to the governance, operation and expected transfer timings of certain businesses, assets, liabilities and employees that were included in the original perimeter of the GSK/Pfizer joint venture as contemplated in the Pfizer SAPA, but for certain regulatory and other local market commercial reasons will not legally transfer from the GSK Group to the Haleon Group until a date following the Demerger.

Each of the above are described in further detail in paragraph 7 of Part 7 (Additional Information) of the Circular.

Disclaimer

GSK makes no representation or warranty as to the appropriateness, accuracy, completeness or reliability of the information in this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

Prior to making any decision in relation to the Demerger, shareholders should read the Circular and the Prospectus in their entirety, including the information incorporated by reference. Shareholders must rely upon their own examination, analysis and enquiries of GSK and the terms of the Circular and Prospectus, including the merits and risks involved.

Information regarding forward-looking statements

This announcement contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give GSK's current expectations or forecasts of future events, including strategic initiatives and future financial condition and performance relating to Haleon and/or GSK. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target', 'aim', 'ambition' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, plans, objectives, goals, event or intentions. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), GSK undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that GSK may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond GSK's control or precise estimate. GSK cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D 'Risk Factors' in GSK's Annual Report on Form 20-F for 2021, GSK's Q1 Results for 2022 and any impacts of the COVID-19 pandemic. Any forward-looking statements made by or on behalf of GSK speak only as of the date they are made and are based upon the knowledge and information available to the directors on the date of this announcement.

Assumptions

All outlooks, ambitions considerations in relation to GSK should be read together with pages 5-7 of the Stock Exchange announcement relating to an update to investors dated 23 June 2021 and the Guidance, assumptions and cautionary statements of GSK's Q2 2021 earnings release.

In outlining the medium term outlooks and growth ambitions for Haleon, GSK has made certain assumptions about the consumer healthcare sector, the different geographic markets and product categories in which Haleon operates and the delivery of revenues and financial benefits from its current product range, pipeline and integration and restructuring programmes. These assumptions, as well as the outlooks, ambitions or considerations (as applicable) for organic annual sales growth, adjusted operating margin expansion, dividend payout ratio, cash generation/conversion and deleveraging, assume, among other things, no material interruptions to the supply of Haleon's products, no material mergers, acquisitions or disposals, no material litigation or investigation costs (save for those that are already recognised or for which provisions have been made), no material changes in the regulatory framework for developing new products and retaining marketing approvals, no material changes in the healthcare environment, no unexpected significant changes in Haleon's end markets, no unexpected significant changes in pricing as a result of government, customer or competitor action, no unexpected significant geopolitical developments, no material changes in foreign currency exchange rates and no material changes in the impacts of the COVID-19 pandemic. These outlooks, ambitions and considerations also assume the successful delivery of the separation programme to deliver the demerger of Haleon and the realisation of its anticipated benefits. The outlook and growth ambitions are given at constant exchange rates.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Sonya Ghobrial	+44 (0) 7823 523562	(Consumer)
	Emma White	+44 (0) 7823 523562	(Consumer)
	Rakesh Patel	+44 (0) 7552 484646	(Consumer)

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

[1] It is expected that Haleon ADSs will commence "regular-way" trading on the NYSE at market open on 22 July 2022. In addition, we expect that Haleon ADSs will begin trading on a "when-issued" basis on the NYSE from market open on 18 July 2022 up to and including 21 July 2022.
[2] This pro forma financial information is unaudited. It has been prepared on the basis of the unaudited interim financial information of Haleon as at 31 March 2022, the date to which the latest unaudited financial information in relation to Haleon was prepared. This pro forma information is shown for illustrative purposes only and because of its nature addresses a hypothetical situation. It does not represent Haleon's actual financial position or results. It may not, therefore, give a true picture of Haleon's financial position or results nor is it indicative of the results that may, or may not, be expected to be achieved in the future. Please refer to the Prospectus for further details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 01, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc